For Immediate Release

The Committee to Restore Stockholder Value and Integrity Files Preliminary Proxy Statement Opposing Clean Diesel Technologies, Inc. Current Board Directors

Bridgeport, CT - (September 17, 2010) – The Committee to Restore Stockholder Value and Integrity for Clean Diesel (the "Committee") today announced the filing with the Securities and Exchange Commission (SEC) of its preliminary proxy statement. When the proxy statement is final, the Committee will use it to solicit proxies to remove five current Board of Directors of Clean Diesel Technologies, Inc. ("Clean Diesel"), based in Bridgeport, CT, who voted for the ill-advised planned merger with Catalytic Solutions, Inc. ("CSI"), and to add two directors nominated by the Committee.

The Committee is firmly committed to restoring stockholder confidence and value to Clean Diesel by electing new Board Directors, removing current Board Directors, appointing a new management team, and implementing profitable business strategies. The Committee has nominated a slate of two new directors for election — John J. McCloy II and Andrew Merz Hanson. The purpose of the proxy solicitation by the Committee is to remove five current directors of Clean Diesel — Michael L. Asmussen, Derek R. Gray, Charles W. Grinnell, David F. Merrion, and Mungo Park — and to elect the two new directors and the proxies solicited will be used to do so.

The preliminary proxy statement can be viewed on the SEC's website at
http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000949428

THE COMMITTEE TO RESTORE STOCKHOLDER VALUE AND INTEGRITY FOR CLEAN DIESEL IS PROVIDING THE FOREGOING INFORMATION TO STOCKHOLDERS PRIOR TO FILING OF A DEFINITIVE PROXY STATEMENT PURSUANT TO RULE 14a-12. WE ARE NOT CURRENTLY ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY AT THIS TIME.

INFORMATION WITH RESPECT TO THE IDENTITY OF THE MEMBERS OF THE COMMITTEE WHO PARTICIPATE IN THE SOLICITATION, INCLUDING THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, CAN BE FOUND ON THE WEBSITE OF THE COMMITTEE AT WWW.RESTORECLEANDIESEL.COM.

THE COMMITTEE'S DEFINITIVE PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ PRIOR TO DELIVERING ANY PROXY. ONCE FILED, THE DEFINITIVE PROXY STATEMENT AND ANY ADDITIONAL PROXY MATERIALS MAY BE VIEWED FOR FREE AT http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000949428

For additional information, please contact The Committee to Restore Stockholder Value and Integrity to Clean Diesel, via the Chairman, Andrew Merz Hanson: info@restorecleandiesel.com.